Exhibit a(1)

4690 Millennium Drive
Belcamp, Maryland 21017

March 12, 2007

Dear Fellow Shareholders,

On March 5, 2007, we announced that SafeNet had entered into a merger agreement with affiliates of Vector Capital. Under the terms of this agreement, an affiliate of Vector Capital has commenced a tender offer to acquire all of SafeNet’s outstanding shares of common stock for $28.75 per share (the “Tender Offer”). This price represents a premium of approximately 12% over SafeNet’s average closing share price during the 30 trading days ended March 2, 2007 and an approximately 57% premium over its closing stock price on October 2, 2006, the last day before the Company commenced intensive efforts to explore its strategic alternatives. The Tender Offer, which commenced today, will expire at midnight on April 6, 2007, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

The completion of the Tender Offer is conditioned upon, among other things, approximately 78% of SafeNet’s shares being tendered in the Tender Offer based on the current shares and options outstanding. If the Company becomes current in its SEC filings, this minimum tender condition will be reduced to a majority of the fully diluted eligible shares.

Enclosed with this letter is SafeNet’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC. As described in greater detail in this document, after careful consideration by your Board of Directors, including a thorough review of the Tender Offer with its outside legal and financial advisors and SafeNet’s senior management, your Board of Directors recommends that SafeNet shareholders ACCEPT the Tender Offer and tender their shares in the Tender Offer.

Should you have any questions regarding the enclosed Statement or the Tender Offer, please contact MacKenzie Partners, Inc., the Company’s Information Agent, at 1-800-322-2885.

Very truly yours,

Chairman of the Board and
Interim Chief Executive Officer

Additional Information and Where to Find It.  In connection with the tender offer, SafeNet has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger, SafeNet expects to file a proxy statement with the SEC, if required by law. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials which were filed by SafeNet will be available at the SEC’s web site at www.sec.gov, through our Information Agent, MacKenzie Partners, Inc., at 1-800-322-2885 and at tenderoffer@mackenziepartners.com, or at the SafeNet web site at www.safenet-inc.com or www.safenetinvestor.com and will also be available, without charge, by directing requests to SafeNet, Investor Relations: Gregg Lampf, 4690 Millennium Drive, Belcamp, Maryland 21017, 443-327-1532. SafeNet and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of SafeNet’s participants in the solicitation is set forth in SafeNet’s proxy statements and other public filings with the SEC, and will be set forth in proxy statements relating to any merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.